Bone Biologics Corporation

2 Burlington Woods Drive, Suite 100

Burlington, MA 01803

August 29, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Jane Park

Re:	Bone Biologics Corporation Registration Statement on Form S-3 File No. 333-288290

Ladies and Gentlemen:

In accordance with Rule 461 promulgated under the Securities Act of 1933, as amended, Bone Biologics Corporation, a Delaware corporation, hereby requests that the effectiveness of the registration statement on Form S-3 (File No. 333-288290), initially filed with the U.S. Securities and Exchange Commission on June 24, 2025, as amended by Pre-Effective Amendment No. 1 filed on August 29, 2025, be accelerated so that the registration statement becomes effective at 4:30 p.m. Eastern Time on September 2, 2025 or as soon thereafter as practicable.

If you have any questions regarding this request, please contact Alexander R. McClean of Harter Secrest & Emery at (585) 231-1248.

Very truly yours,

Bone Biologics Corporation

By:	/s/ Jeffrey Frelick
Jeffrey Frelick
President and Chief Executive Officer